UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd, Suite 3, 7th Floor

50, Broadway, London, England, SW1H 0DB, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other Events

On May 6, 2025, ReNew Energy Global Plc (“ReNew”) announced that it has secured an INR 8,700 million (US$100 million) marquee investment from British International Investment PLC (“BII”) for its solar manufacturing business. BII is the UK’s development finance institution and impact investor. BII’s investment will be primarily utilized to construct a new 4 GW TOPCon cell facility in Dholera, Gujarat and to grow the business. After the closing of the investment, which is subject to customary approvals including those from lenders and anti-trust authorities, BII is likely to acquire a stake of approximately 10%* in ReNew Photovoltaics Private Limited, ReNew’s dedicated solar manufacturing arm. Established in 2021, ReNew Photovoltaics comprises of fully operational 6.4 GW solar PV module facilities and a 2.5 GW solar cell facility, located in Jaipur, Rajasthan, and Dholera, Gujarat.

* The exact shareholding percentage may vary depending on FY26 EBITDA.

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations, estimates, and projections of the company’s management and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated.

About ReNew

ReNew is a leading decarbonisation solutions company listed on Nasdaq (Nasdaq: RNW, RNWWW). ReNew's clean energy portfolio of ~17.4 GWs on a gross basis as of February 14, 2025, is one of the largest globally. In addition to being a major independent power producer in India, we provide end-to-end solutions in a just and inclusive manner in the areas of clean energy, value-added energy offerings through digitalisation, storage, and carbon markets that increasingly are integral to addressing climate change. For more information, visit www.renew.com and follow us on LinkedIn, Facebook, Twitter and Instagram.

Press Enquiries

pr@renew.com

Investor Enquiries
Anunay Shahi
Nitin Vaid
ir@renew.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 6, 2025	RENEW ENERGY GLOBAL PLC

	By:	/s/ Kailash Vaswani
	Name:	Kailash Vaswani
	Title:	Chief Financial Officer